Filed by Paine Webber Group Inc.
                         Pursuant to Rule 425 under the Securities Act of 1933
                                      and deemed filed pursuant to Rule 14a-12
                                     under the Securities Exchange Act of 1934

                                                       Subject Company: UBS AG
                                                  Commission File No.: 1-15026

                                                                 July 28, 2000


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                                                         Safe Harbor Statement


This presentation contains forward-looking statements. These forward-looking statements are found in various places throughout this presentation and include, without limitation, statements concerning the financial conditions, results of operations and businesses of UBS and Paine Webber and, assuming the consummation of the merger, a combined UBS and Paine Webber, as well as the expected timing and benefits of the merger. While these forward-looking statements represent our judgments and future expectations concerning the development of our business and the timing and benefits of the merger, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations. These factors include, but are not limited to, those listed in UBS's 1999 Annual Report on Form 20-F and Paine Webber's 1999 Annual Report on Form 10-K, as well as the failure of the UBS or Paine Webber stockholders to approve the transaction; the risk that the UBS and Paine Webber businesses will not be successfully integrated; the costs related to the transaction; the inability to obtain, or meet conditions imposed for, governmental approvals for the transaction; the risk that anticipated synergies will not be obtained or not obtained within the time anticipated; and other key factors that we have indicated could adversely affect our business and financial performance contained in our past and future filings and reports, including those with the United States Securities and Exchange Commission (the "SEC").

UBS and Paine Webber will be filing a proxy statement/prospectus and other relevant documents concerning the merger with the SEC. WE URGE INVESTORS TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain these documents and other documents filed by Paine Webber free of charge at the SEC's website, www.sec.gov. In addition, the proxy statement/prospectus and other documents filed with the SEC by Paine Webber will be available free of charge from Assistant Secretary, Geraldine Banyai, 1285 Avenue of the Americas, New York, New York 10019.

Paine Webber and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the security holders of Paine Webber in favor of the merger. The directors and executive officers of Paine Webber include the following: D. B. Marron; M. Alexander; S. P. Baum; E. G. Bewkes, Jr.; R. Braun; R. A. Dolan; F. P. Doyle; J. T. Fadden; J. J. Grano, Jr.; J. W. Kinnear; R. N. Kiyono; T. A. Levine; R. M. Loeffler; E. Randall, III; H. Rosovsky; K. Sekiguchi; R. H. Silver; M. B. Sutton; and J. R. Torell,
III. Collectively, as of February 4, 2000, the directors and executive officers of Paine Webber may be deemed to beneficially own approximately 4.8% of the outstanding shares of Paine Webber common stock. Security holders of Paine Webber may obtain additional information regarding the interests of such participants by reading the proxy statement/prospectus when it becomes available.


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                         THE FOLLOWING IS A TRANSCRIPT
                         OF A CNBC INTERVIEW POSTED ON
                       PAINE WEBBER GROUP INC.'S WEBSITE


BROADCAST TRANSCRIPT

Video Monitoring Services of America, Inc.
330 West 42nd Street
New York, New York 10036
(212) 736-2010
(212) 736-8396 (FAX)

Date:      July 12, 2000
Time:      08:00 AM - 09:00 AM
Station:   CNBC
Location:  Network
Program:   The Squawk Box


Mark Haines, anchor:

We're back. As we've been reporting all morning, Swiss banking giant UBS will buy PaineWebber Group cash-and-stock deal valuing the brokerage at 10.8 billion. (Visual of exterior of The PaineWebber Building) UBS will pay seventy-three and a half a share for the brokerage firm, half of that will be in cash, half of that will be in stock. (Visual of UBS Listed NYSE banner;
Graphic: PaineWebber 1-year stock chart) And that is about a forty-seven percent premium of PaineWebber's closing price. UBS will exchange one half of each of its shares for each PaineWebber share.

Let's get more details on this deal now. Joining us from PaineWebber's headquarters in New York are Marcel Ospel. He is CEO of UBS. And Donald Marron, he's chairman and CEO of PaineWebber.

Thank both of you gentlemen for joining us. We appreciate it.

Donald Marron (PaineWebber Chief Executive Officer): Good morning.

Marcel Ospel (UBS Group Chief Executive Officer): Good morning.

Haines:  Mr. Marron, first of all, why sell?


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                                                                             4

Marron: Why sell? Well, we have a marvelous firm and so does UBS. It's a perfect fit. UBS is a leader worldwide in the private client business. We are a leader in this country. We put the two together we think we have a number-one private client business in the world. It's basically, we think, the right time. This is--decade is going to be the decade of the global individual, individuals investing in America, investing abroad, individuals who are abroad investing here. And it's the right firm because of this real focus on individuals and affluent individuals and investing, and it's the right price.

Haines: Mr. Ospel, why--why cross the border? Why buy in the U.S.?

Ospel: The U.S. represents the fastest-growing wealth management market. PaineWebber has managed to build the most successful wealth management business over here under the leadership of Don Marron over the past few years. It's just a--the whole combination is a match made in heaven.

Marron:  We...

Haines:  I'm sorry.

Marron: We're very excited about the combination. There's almost no overlap of the businesses. World leadership in research, in Europe on the part of UBS, here on the part of PaineWebber, big equity businesses in Europe for UBS, big one here for PaineWebber and, of course, our big retail affluent client business.

Haines:  David Faber.

David Faber (CNBC Stock Analyst): Mr. Ospel, you've done deals already in the United States but this would certainly be among the largest you've done. And I'm curious about your expectations on the cultural side. Very often we see deals like this not succeed because there is a difference in cultures and PaineWebber's been around for a very long time and has a corporate culture. What gives you the confidence you can make this deal work?

Ospel: Well, obviously, we have given it tremendous time


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to check exactly that, I mean, the cul--cultural aspects. I guess we all agree it's a perfect strategic fit: no overlap; two very successful growth businesses, a U.S. and European growth businesses, being combined. But, it is important that the cultures can work and that was--that was one of the focuses for both Don and myself over the past few months. We are convinced that it will work. We've brought a pretty large group of managers and professionals from both sides together over the past few weeks, and are very excited with the results, how they co-operate, how they addressed the whole thing, you know, the structuring, the combination, all the way through today when we--we communicated.

Marron: It--It's very exciting because there's very little overlap. We're keeping the brand, PaineWebber, in the United States. Our whole top management team is staying; our whole branch management team is staying. So we're going to be able to keep the same spirit in PaineWebber and add the additional products that come from UBS.

Faber: And so in a sense, Mr. Marron, we've seen different types of financial deals. Those where they really try to merge everything into a company and those more like a Morgan Stanley Dean Witter where they're together in a company but they're also separate. Is that the route that you're saying you're going here?

Marron: Well, I don't think we want to model ourselves after anybody. But I think Marcel and I both saw that each firm had strengths and we're going to keep those strengths. So the PaineWebber culture is going to remain on the individual side, the UBS culture is there in terms of the commitment to that business but they're going to bring global research, investing banking products and derivatives. So we hope to get the best of both cultures out of this combination. There's very little overlap, so our organization is going to be doing exactly what it's been doing before even better.

Faber:  Mr. Ospel, you're paying eighteen times estimated
2000 earnings for PaineWebber. That's a high multiple for a financial services company. Why do you feel so comfortable being willing to pay that?


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                                                                             6

Ospel: Well, we discussed before this--this is a perfect strategic fit. Yes, it's fully priced, but these are levels that are very customary for this type of gross (sic) business. So I'm absolutely convinced that this is a good transaction for our shareholders at the right price, which will take us into a highly attractive growth (unintelligible) going forward.

Jim Awad (Guest Host; Awad Asset Management):  Mr. Marron,
Jim Awad, you've--

Marron:  Jim, how are you?

Awad: Nice to see you. You've been one of the more successful retail-oriented firms. Are there any strategic implications for your other--for the competitors, the half a dozen or so that are left that are independent retail firms? Is--is the business model successful or do you think what you're doing is something that'll be followed and modeled by other independents?

Marron: Well, I think that you can be independent and focus on the domestic market clearly. We've done it for a long time and very successfully. Other firms have also. I think the question, as I said, the 90s was a decade of the individual. This decade is going to be for the global individuals. If you want to accelerate your growth, and if you want your U.S. clients to have the widest range of products, it's this kind of combination that I think's important. This is different from merging together two organizations doing the same thing. This is adding the services and capabilities of one organization to another. That's a real plus I think.

Haines:  Well, gentlemen, we wish you the best of luck.
Thank you very much.

Marron: Thank you very much and I'm going to try that ketchup this morning.

Ospel:  Thank you.

Haines:  It does taste different.

Marron: It sounded like it did. I'll do it with my eyes closed.


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                                                                             7

Haines: But we're arguing over how different. Anyway, Mr. Marron, thank you very much. Donald Marron, chairman and CEO of PaineWebber and Marcel Ospel who is the CEO of UBS.

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